

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Deborah O'Connor
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

      Re: ACCO Brands Corporation
          Form 10-K for the Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-08454

Dear Deborah O'Connor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing